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A M D C

Aurora Enterprises LLC
Small Business Bond™

Bond Terms:

Bond Yield: 10.50%
Target Raise Amount: $100,000
Offering End Date: December 5, 2023
Repayment Period: 4 years (48 months)
Minimum Raise Amount: $20,000

Company Details:

Name: Aurora Enterprises LLC
Founded: May 1, 2023
Address: 500 Irving St NW
Washington, DC 20010
Industry: Grocery Retailer
Employees: 10
Website: https://auroramarket.biz/

Use of Funds Allocation:

If the maximum raise is met:

$100,000 (100.00%) – of the proceeds will go towards third location

Social:

Instagram: 1,133 Followers

SMBX

Business Metrics:

	FY21	FY22	YTD 9/28/2023
Total Assets	$336,281	$2,091,168	$1,384,485
Cash & Cash Equivalents	$3,83.23	$21,803	$50,725
Accounts Receivable	$0	$0	$0
Short-term Debt	$156,000	$89,860	$130,630
Long-term Debt	$343,923	$1,309,318	$1,247,847
Revenue	$273,797	$62,850	$377,829
Cost of Goods Sold	$174,200	$0	$214,333
Taxes	$0	$0	$0
Net Income	-$16,567	$62,850	$163,496

Recognition:

Aurora Enterprises LLC (DBA Aurora Market II) is redefining healthy options through a fresh new concept: All products and services are based upon the dietary needs and recommendations of the communities we serve.

About:

Aurora Enterprises LLC (DBA Aurora Market II) was established in 2022 with a mission to provide nutritional food resources to underserved communities designated as "food deserts". In 2023, with the support of District of Columbia Mayor Muriel Bowser, D.C. Council Members, local representatives, non-profits, and SMBX, Aurora Market raised enough support and capital to open their second location. Today, they're proud to announce the opportunity to raise funds through SMBX, to open a third location in another underserved community in Washington, D.C.

Aurora Market is veteran-owned and family-operated by SGM (R) Pablo Ortiz, Jr., MBA, DML a retired Active-Duty United States Special Operations Command (USSOCOM) Logistics and Operations Sergeant Major and his wife Rahel, who has an extensive medical and social worker background in Food Nutrition and Family Support Services.

They provide the community with fresh produce and food to make sure there's a great option for highly nutritional foods in a neighborhood that has been historically underserved. With over 30% of residents reporting food insecurities, they want their market to be convenient, accessible, and affordable for everyone. Aurora Market accepts EBT, SNAP, WIC, and other government assistance program vouchers.

For more information, contact our Customer Support Team at support@thesmbx.com